United States securities and exchange commission logo





                              June 8, 2022

       Robert Chmiel
       Chief Executive Officer
       GPB Holdings II, LP
       535 W. 24th Street, 6th Floor
       New York, NY 10011

                                                        Re: GPB Holdings II, LP
                                                            Registration
Statement on Form 10-12G
                                                            Filed May 13, 2022
                                                            File No. 000-56442

       Dear Mr. Chmiel:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Registration Statement on Form 10-12G Filed May 13, 2022

       Item 1. Business, page 7

   1.                                                   We note your statement
on page 12 regarding your Technology-Enabled Services
                                                        that "Management
believes that the expertise and experience of the investment team in this segment will
provide the greatest returns for the Limited Partner." Please disclose who is on the
"investment team," describe their qualifications, and elaborate on what you mean by "greatest
returns." Additionally, please revise to balance any discussion regarding maximizing
profitability and returns with a discussion of your recent net income or losses and any
material events which have caused your recent results to deviate from historical trends.
   2. Please revise to include an organizational chart that depicts the structure of your company, including the
percentage interests that you have acquired in each of your portfolio companies. In this
regard, we note the phrases "controlling interests" and "non-
 Robert Chmiel
GPB Holdings II, LP
June 8, 2022
Page 2
         controlling equity investments." For each portfolio company, please revise to quantify the percentage acquired so investors appreciate the interest held in each company.
Appointment of Monitor, page 8

3. We note that the EDNY Court in the SEC Action appointed an independent monitor over
         GPB. Please revise to discuss in greater detail why the EDNY Court appointed a monitor. Please include enough detail so that investors can fully understand why a monitor has been appointed over the company's business and operations. Impact of COVID-19 on Our Business, page 10

4. We note your statement here and in the Management's Discussion and Analysis of the
         Results of Operations and Financial Condition regarding the impact of COVID-19. Please revise to discuss the key economic factors and impact of COVID-19, and known trends and uncertainties, on your revenues and costs during the applicable periods. In this light, please specifically discuss the impact on your Healthcare IT portfolio and how the
         COVID-19 restrictions contributed to a decline in Erus' solar system installations. Please refer to CF Disclosure Guidance Topics Nos. 9 and 9A.
Item 1A. Risk Factors, page 19

5. We note various risk factors that suggest that a number of scenarios or outcomes "may" or
         "could" occur. To the extent that you have historically experienced any scenario mentioned in your risk factors, for example if you have experienced supply chain disruptions with respect to any of Erus' system components or experienced any cyberattacks, please revise to state as much and quantify the material costs or expenses associated with such event(s) and describe the extent to which they have impacted your operations.
6. We note the description of your discontinued operations and dispositions starting on page
         17 and separately, your strategy to continue considering strategic transactions such as spinoffs, sales of portfolio companies, or the sale of a business line. Please revise your risk factors to reflect any material risks associated with your discontinued operations and dispositions and how such issues may impact operations, for example, sales may be delayed, management's attention may be diverted from current operations, etc. To the extent that your monitor has authority to approve or deny such transactions, please revise to state as much.
7. We note the limited number of customers in your Technology-Enabled Services (page 24)
       and the limited number of suppliers for your solar system components. To the extent you
FirstName LastNameRobert Chmiel
       have material contracts with such customers and suppliers, please revise in an appropriate
Comapany   NameGPB
       place, to includeHoldings    II, LPof the material terms and file the
agreements as exhibits.
                           a description
June 8,Please  refer2to Item 601(b)(10) of Regulation S-K.
        2022 Page
FirstName LastName
 Robert Chmiel
FirstName  LastNameRobert Chmiel
GPB Holdings   II, LP
Comapany
June 8, 2022NameGPB Holdings II, LP
June 8,
Page 3 2022 Page 3
FirstName LastName
8. If recent inflationary pressures have materially impacted your operations, please identify the types of inflationary pressures you are facing and how your business has been affected.
"The conflict between Russia and Ukraine ... ", page 29

9. We note your risk factor regarding the current conflict between Russia and Ukraine. To the extent that you have experienced the effects of the conflict, please revise to state as much. To the extent material, disclose any new or heightened risk of potential
         cyberattacks by state actors or others since Russia   s invasion of
Ukraine and whether you
         have taken actions to mitigate such potential risks.
"We and the General Partner are involved in material litigation arising from the operations of the
Partnership ... ", page 33

10. To the extent possible, please revise to quantify all costs (i.e. legal fees, advance funds, etc.) incurred to date and expected to be incurred in the near future. Additionally, please revise to discuss the various remedies (i.e. substantial damages, injunctive relief, rescission, disgorgement and other remedies) in greater detail so investors appreciate the discussed risk.
"Expenses related to GPB and Highline are significant ... ", page 36

11. Please revise to quantify all fees and expenses payable to GPB and Highline so investors can appreciate the extent of these obligations.
"There are potential conflicts of interest between GPB and its affiliates and the Partnership that could impact our returns ... ", page 37

12. Please revise to discuss in greater detail any current Interested Transactions so investors can appreciated the discussed risk.
Item 2. Financial Information, page 38

13. We note your mention on page 13 of monthly recurring revenue in your Healthcare IT portfolio companies. To the extent monthly recurring revenue is a key performance metric, and to the extent that there are other key performance metrics used in evaluating your other portfolio companies or segments, please revise to state as much. Refer to Item
         303(b) of Regulation S-K and Release No. 33-10751.
14. We note that you may experience supply chain disruptions, specifically with respect to solar products, and generally, disruptions in the global supply chain. Please revise to discuss known trends or uncertainties resulting from mitigation efforts undertaken, if any.
         Explain whether any mitigation efforts introduce new material risks, including those related to product quality, reliability, or regulatory approval of products.
 Robert Chmiel
FirstName  LastNameRobert Chmiel
GPB Holdings   II, LP
Comapany
June 8, 2022NameGPB Holdings II, LP
June 8,
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15. Please disclose the information required by Item 305 of Regulation S-K. Refer to Item 2 of Form 10.
Management's Discussion and Analysis of Results of Operations and Financial Condition
Segment Operating Results
Technology-Enabled Services Segment
Comparison of the years ended December 31, 2021 and 2020, page 43

16. In the second sentence of the section discussing your operating income for the segment, you indicate that operating income decreased in 2021 as compared to the prior year while in the next sentence you discuss factors responsible for an increase in operating income.
         Please advise or revise as appropriate.
Security Ownership of Management, page 54

17. Please revise to provide the required information as of the most recent practicable date.
         Refer to Item 403 of Regulation S-K.
Highline Management Services Agreement, page 57

18. Please revise to discuss in greater detail how the operation service provider fee is calculated. In this regard, we note the large variation between 2021 and 2020.
Highline Management, Inc. Summary, page 57

19. Please describe the extent and nature of the role of the Board in overseeing cybersecurity
         risks, including in connection with the company   s supply chain,
suppliers, and service
         providers.
Item 7. Certain Relationships and Related Transactions, and Director Independence, page 67

20. We note your disclosure in this section includes descriptions of transactions for the years ended December 31, 2021, 2020, and 2019. Please revise to also include descriptions of any currently proposed transaction. Please refer to Item 404(a) of Regulation S-K.
Item 8. Legal Proceedings, page 73

21. We note the substantial number of legal proceedings disclosed in this section. With respect to each proceeding, please disclose each allegation and quantify or describe, as appropriate, the relief sought. In order to facilitate an understanding of the amount and types of legal proceedings, please consider presenting the information in a tabular format or include a summary section.
 Robert Chmiel
FirstName  LastNameRobert Chmiel
GPB Holdings   II, LP
Comapany
June 8, 2022NameGPB Holdings II, LP
June 8,
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FirstName LastName
Item 9. For Registrant's Common Equity, Related Stockholder Matters and Issuer purchases of
Equity Securities, page 81

22. We note your statement that "[t]he Partnership has had more than 2,000 holders of record of Class A Units, and more than 2,000 holders of record of Class A-1 Units, for a few years." Please revise to disclose the date on which you first had more than 2,000 holders of record of Class A Units, and separately, the date on which you first more than 2,000 holders of record of Class A-1 Units.
Item 11. Description of Registrant's Securities to be Registered, page 84

23. Your Fourth Amended and Restated Agreement of Limited Partnership includes certain defined terms as they related to your Class A Units and Class A-1 Units, including
         Commissions, Managerial Assistance Fee (we note your cross-reference to Item 7 of this
         Registration Statement), Placement and Marketing Support Fee, and Selling Fees. Please
         revise to include a description of such fees as they relate to your Class A Units and Class
         A-1 Units. Please also revise to discuss the material risks, if any. GPB Holdings II, LP and Subsidiaries Consolidated Financial Statements Consolidated Statement of Operations, page F-4

24. Please revise the notes to your financial statements to explain the nature of the costs that have been reflected in cost of goods sold and cost of services in your consolidated statements of operations.
Notes to Consolidated Financial Statements
1. Organization, Nature of Business and Recent Events
Nature of Business, page F-10

25. In the last sentence of the first paragraph discussing the nature of your business, you indicate that you have five segments. However, in the discussion which follows, you only discuss three operating segments. Please advise or revise. If you have aggregated certain operating segments into a single reportable segment, please explain why you believe aggregation of the segments is appropriate pursuant to ASC
280-10-50-11.
Note 5. Discontinued Operations and Assets Held for Sale, page F-26

26. We note that you provide tables to reconcile the assets and liabilities of the Automotive and Physical Therapy segments to the amount of recorded assets and liabilities held for sale, discontinued operations in the Consolidated Balance Sheets as of December 31,
         2020. Please revise to include comparable tables as of December 31, 2021 or explain why you do not believe this is required. Refer to the guidance in ASC 360-10-50-3e.
 Robert Chmiel
FirstName  LastNameRobert Chmiel
GPB Holdings   II, LP
Comapany
June 8, 2022NameGPB Holdings II, LP
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12. Goodwill and Intangible Assets, page F-40

27. Please explain why the net carrying amount of your total intangible assets as of December
         31, 2021 in the table at the top of page F-41 is greater than the estimated amortization of intangible assets for the next five years and thereafter in the table on the bottom of page F-
         41. Please advise or revise.
General

28. We note your strategic focus on owning and operating portfolio companies on a long-term basis. Please enhance your disclosure to explain how you intend to continue investing in portfolio companies without being subject to the Investment Company Act of 1940 and disclose whether any exemptions or exclusions apply. Include related risk factor disclosure, if applicable.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Blaise Rhodes at (202) 551-3774 or Linda Cvrkel at (202) 551-3813 if
you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at (202) 551-7127 or Donald Field at (202) 551-3680 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of Trade
& Services
cc:      Michael J. Schwartz